UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                            Starwood Financial Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Class A Shares, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85568W 104
              -----------------------------------------------------
                                 (CUSIP Number)

              Jay Sugarman, 1114 Avenue of the Americas, 27th Floor
                    New York, New York 10036 (212) 930-9400
           with a copy to James B. Carlson, Esq., Mayer, Brown & Platt
             1675 Broadway, New York, New York 10019 (212) 506-2515
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Various
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                 13D                      Page 2 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Mezzanine Investors, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [x]
                                                                    (b) [ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     10,786,156 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     10,786,156 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,786,156 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 3 of 31 Pages
--------------------------------------------------------------------------------




   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Mezzanine Holdings, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [x]
                                                                    (b) [ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    10,786,156 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     10,786,156 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,786,156 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 4 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Capital Group I, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    10,786,156 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     10,786,156 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,786,156 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 5 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         BSS Capital Partners, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    10,786,156 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     10,786,156 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,786,156 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 6 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Sternlicht Holdings II, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    10,786,156 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                               10    SHARED DISPOSITIVE POWER
                                     10,786,156 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,786,156 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.6% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 7 of 31 Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SOFI-IV SMT Holdings, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     41,079,912 (See Item 5)
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    0
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     41,079,912 (See Item 5)

                              10     SHARED DISPOSITIVE POWER
                                     0

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.4% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 8 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Opportunity Fund IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

        NUMBER OF             7a     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH           8      SHARED VOTING POWER
        REPORTING                    41,079,912 (See Item 5)
       PERSON WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     41,079,912 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.4% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                     Page 9 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         SOFI IV Management, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    41,079,912 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     41,079,912 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.4% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                    Page 10 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Starwood Capital Group, L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     0
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    41,079,912 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     0

                              10     SHARED DISPOSITIVE POWER
                                     41,079,912 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         78.4% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 85568W 104                  13D                    Page 11 of 31 Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Barry S. Sternlicht

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[x]
                                                                    (b)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                          [  ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

        NUMBER OF              7     SOLE VOTING POWER
          SHARES                     1,916
       BENEFICIALLY
      OWNED BY EACH            8     SHARED VOTING POWER
        REPORTING                    51,866,068 (See Item 5)
       PERSON WITH
                               9     SOLE DISPOSITIVE POWER
                                     1,916

                              10     SHARED DISPOSITIVE POWER
                                     51,866,068 (See Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,867,984 (See Item 5)

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [  ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         99.0% (See Item 5)

  14     TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 31 Pages

                         AMENDMENT NO. 8 TO SCHEDULE 13D

         This Amendment No. 8 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997 and March 18,
1998 is on behalf of Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Investors"), Starwood Mezzanine Holdings, L.P., a Delaware limited partnership ("Starwood Holdings"), Starwood Capital Group I, L.P., a Delaware limited partnership ("Starwood Capital"), BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

         Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 7 to the Schedule 13D. Unless specifically amended and/or restated herein, the disclosure set forth in the
Schedule 13D, as amended through Amendment No. 7, shall remain unchanged.

Item 1. Security and Issuer

         The information previously furnished in response to Item 1 is hereby amended and restated in its entirety as follows:

         This Statement (the "Statement") relates to the Class A Shares, par value $1.00 per share (the "Shares") of Starwood Financial Trust, a Maryland real estate investment trust (the "Issuer") and successor by merger to Starwood Financial Trust, a California business trust ("SFT-CA"). The principal executive office of the Issuer is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036. In connection with the merger of the Issuer with and into SFT-CA an effective 6 for 1 reverse split of the Shares occurred. All share numbers reflect this effective reverse split.

Item 2. Identity and Background

         The information previously furnished in response to Item 2 is hereby amended by deleting the following persons thereto:

1. Starwood Financial Advisors, L.L.C., a Connecticut limited liability company

2.       SAHI Partners, a Delaware limited partnership

3.       SAHI, Inc., a Delaware corporation

4.       SWL Acquisition Partners, L.P., a Delaware limited partnership

5.       SWL Mortgage Investors, Inc., a Delaware corporation

6.       B Holdings, L.L.C., a Connecticut limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

         No amendment.

                                                             Page 13 of 31 Pages

Item 4. Purpose of Transaction

         The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

         On June 19, 1998, the Issuer went through a Reorganization and Reverse Stock Split (the "Stock Split"). Pursuant to the Stock Split, the Class A and Class B Shares of the Issuer were reverse split in a magnitude of 1 for 6. Immediately after the Stock Split, there were 52,389,718 (now 52,407,718) Class A Shares and 26,195,488 (now 26,203,859) Class B Shares outstanding.

         Prior to July 1, 1998, the Class B Shares were derivative securities with respect to the Class A Shares. Because the Class B Shares are no longer derivative securities with respect to the Class A Shares, B Holdings L.L.C. is no longer deemed a member of this group.

         On July 14, 1998, SAHI Partners distributed 40,863 Class A Shares to its partners. SAHI, Inc. ("SAHI") received 404 shares, SWL Mortgage Investors, Inc. ("SWL") received 425 shares, Starwood Capital received 395 shares and Barry Sternlicht received 767 shares in this distribution. The remainder of the shares were distributed to parties not within this group. Immediately following this distribution, SAHI Partners and SWL Acquisition Partners, L.P. no longer had voting or dispositive power over any equity securities of the Issuer and were no longer deemed members of this group.

         On August 18, 1998, SMT distributed 97,768 Class A Shares to SOFI IV, who in turn distributed these shares to parties not within this group.

         On August 19, 1998, SMT distributed 1,451 Class A Shares to SOFI IV, who in turn distributed these shares to parties not within this group.

         On September 17, 1998, Starwood Capital distributed 395 Class A Shares to its partners. Barry Sternlicht received 185 shares and the remainder of the shares were distributed to parties not within this group.

         On September 17, 1998, SWL distributed 425 Class A Shares to Barry Sternlicht. Immediately following this distribution, SWL no longer had voting or dispositive power over any equity securities of the Issuer and was no longer deemed a member of this group.

         On September 17, 1998, SAHI distributed 404 Class A Shares to its partners. Barry Sternlicht received 206 shares and the remainder of the shares were distributed to parties not within this group. Immediately following this distribution, SAHI no longer had voting or dispositive power over any equity securities of the Issuer and was no longer deemed a member of this group.

                                                             Page 14 of 31 Pages


         As of September 30, 1998 Starwood Financial Advisors, L.L.C. ("Advisors") was the record owner of options to purchase 2,225,842 Class A Shares. However, all of these options must be transferred to third parties and the options can not be exercised for the account of Advisors. In addition, neither SCG nor Barry Sternlicht can receive any of the options from Advisors. Finally, a committee of independent members directs the disposition of the options and determines all matters relating thereto. As a result, Advisors is no longer included in the group filing this Schedule 13D because Advisors has not agreed with any other person to act together for the purpose of holding voting or disposing of equity securities of the issuer.


Item 5. Interest in Securities of the Issuer

         The information previously furnished in response to Item 5 is hereby amended and restated as follows:

         Based on information provided by the Issuer and after giving effect to the Stock Split and the transactions described herein and as reported herein, the total number of Shares outstanding for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 52,407,718.

         (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

         As of September 30, 1998, Starwood Investors beneficially owned 20.6% of the issued and outstanding Shares, or 10,786,156 Shares.

         As of September 30, 1998, Starwood Holdings may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 10,786,156 Shares, by virtue of being a general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

                                                             Page 15 of 31 Pages


         As of September 30, 1998, Starwood Capital may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 10,786,156 Shares, by virtue of being a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of September 30, 1998, BSS may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 10,786,156 Shares, by virtue of being a general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of September 30, 1998, Sternlicht Holdings may be deemed to have beneficially owned 20.6% of the issued and outstanding Shares, or 10,786,156 Shares, by virtue of being the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of September 30, 1998, SMT beneficially owned 78.4% of the issued and outstanding Shares, or 41,079,912 Shares.

         As of September 30, 1998, SOFI IV may be deemed to have beneficially owned 78.4% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of September 30, 1998, SOFI IV Management may be deemed to have beneficially owned 78.4% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of September 30, 1998, SCG may be deemed to have beneficially owned 78.4% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

                                                             Page 16 of 31 Pages


         As of September 30, 1998, Barry S. Sternlicht may be deemed to have beneficially owned 99.0% of the issued and outstanding Shares, or 51,867,984 Shares, by virtue of his control of (i) Sternlicht Holdings, which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and (ii)
SAHI, (iii) SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns 1,916 Shares.

         (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

         As of September 30, 1998:

         Starwood Investors has the sole power to vote and dispose of 10,786,156 Shares. Starwood Investors does not share the power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors, Starwood Holdings shares the power to vote and dispose of 10,786,156 Shares. Starwood Holdings does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors and the general partner of Starwood Holdings (the other general partner of Starwood Investors), Starwood Capital shares the power to vote and dispose of 10,786,156 Shares. Starwood Capital does not have the sole power to vote or dispose of any Shares.

                                                             Page 17 of 31 Pages

         By virtue of being the general partner of Starwood Capital (which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), BSS shares the power to vote and dispose of 10,786,156 Shares. BSS does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of BSS (which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), Sternlicht Holdings shares the power to vote and dispose of 10,786,156 Shares. Sternlicht Holdings does not have the sole power to vote or dispose of any Shares.

         SMT has the sole power to vote and dispose of 41,079,912 Shares. SMT does not share the power to vote or dispose of any Shares.

         By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 41,079,912 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 41,079,912 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, SCG shares the power to vote and dispose of 41,079,912 Shares. SCG does not have the sole power to vote or dispose of any Shares.

                                                             Page 18 of 31 Pages


         By virtue of being (i) the sole owner of Sternlicht Holdings (which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors, Partners) and (ii) the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT, Barry S. Sternlicht shares the power to vote and dispose of 51,866,068 Shares. Mr. Sternlicht has the sole power to vote or dispose of 1,916 Shares held personally by him.

         (c) Except as  specified  in Item 4 or as  previously  reported  in the
Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding September 30, 1998 or since the filing of Amendment No. 7 to this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

Exhibit 1. Amended and Restated Joint Filing Agreement, dated September 29, 1998, among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                                             Page 19 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       STARWOOD MEZZANINE INVESTORS, L.P.


                                       By:   Starwood Capital Group I, L.P.
                                       Its:  General Partner

                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                             Page 20 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       STARWOOD MEZZANINE HOLDINGS, L.P.


                                       By:  Starwood Capital Group I, L.P.
                                       Its: General Partner

                                       By:  BSS Capital Partners, L.P.
                                       Its: General Partner

                                       By:  Sternlicht Holdings II, Inc.
                                       Its: General Partner


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                             Page 21 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       STARWOOD CAPITAL GROUP I, L.P.

                                       By:   BSS Capital Partners, L.P.
                                       Its:  General Partner

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                             Page 22 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       BSS CAPITAL PARTNERS, L.P.

                                       By:   Sternlicht Holdings II, Inc.
                                       Its:  General Partner

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                            Page 23 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                                       STERNLICHT HOLDINGS II, INC.


                                       By:      /S/ JEROME C. SILVEY
                                       Name:    Jerome C. Silvey
                                       Its:     Senior Vice President and
                                                Chief Financial Officer

                                                            Page 24 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       SOFI-IV SMT HOLDINGS, L.L.C.


                                       By:   Starwood Opportunity Fund IV, L.P.
                                       Its:  Sole Member and Manager

                                       By:   SOFI IV Management, L.L.C.
                                       Its:  General Partner

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                            Page 25 of 31 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       STARWOOD OPPORTUNITY FUND IV, L.P.

                                       By:  SOFI IV Management, L.L.C.
                                       Its:  General Partner

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager

                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                            Page 26 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       SOFI IV MANAGEMENT, L.L.C.

                                       By:   Starwood Capital Group, L.L.C.
                                       Its:  General Manager


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                            Page 27 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                       STARWOOD CAPITAL GROUP, L.L.C.


                                       By:   /S/ JEROME C. SILVEY
                                       Name: Jerome C. Silvey
                                       Its:  Senior Vice President and
                                             Chief Financial Officer

                                                            Page 28 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998

                                       /S/ BARRY S. STERNLICHT
                                       Barry S. Sternlicht